Baker Tilly US, LLP 18500 Von Karman Avenue, 10th Flr. Irvine, CA 92612 United States of America T: +1 (949) 222-2999 F: +1 (949) 222-2289 bakertilly.com

January 19, 2021

British Columbia Securities Commission

PO Box 10142, Pacific Centre

701 West Georgia Street

Vancouver, BC

V7Y 1L2

Ontario Securities Commission

20 Queen Street West, 19th Floor, Box 55

Toronto Ontario

M5H 3S8

Alberta Securities Commission
600, 250 – 5th Street S.W.
Calgary, AB

T2P 0R4

Dear Sirs / Mesdames

Re: C21 Investments Inc. (the "Company")

Notice Pursuant to NI 51 – 102 of Change of Auditor

In accordance with National Instrument 51-102, we have read the Company’s Change of Auditor Notice dated January 19, 2021 and agree with the information contained therein, based upon our knowledge of the information at this date.

Should you require clarification or further information, please do not hesitate to contact the writer.

Yours very truly,

BAKER TILLY US, LLP

Baker Tilly US, LLP, trading as Baker Tilly, is a member of the global network of Baker Tilly International Ltd., the members of which are separate and independent legal entities. © 2020 Baker Tilly US, LLP